UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2021

Big Cypress Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39871	85-3899721
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

300 W. 41st Street, Suite 202

Miami Beach, FL 33140
(Address of Principal Executive Offices) (Zip Code)

(305) 204-3338

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one half of one redeemable warrant	BCYPU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	BCYP	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	BCYPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 21, 2021, Big Cypress Acquisition Corp., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Big Cypress Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”) SAB Biotherapeutics, Inc., a Delaware corporation (“SAB”) and Shareholder Representative Services LLC, as the stockholder representative to the SAB stockholders . The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into SAB, with SAB surviving as a wholly-owned subsidiary of the Company (the “Merger”). Upon the closing of the Business Combination (the “Closing”), it is anticipated that the Company will change its name to “SAB Biotherapeutics , Inc.” (“New SAB”). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and SAB.

Consideration and Structure

In accordance with the terms and subject to the conditions of the Business Combination Agreement, prior to the effective time of the Merger (the “Effective Time”) the outstanding preferred stock of SAB will convert into common stock and at the Effective Time, (i) the outstanding common (including the converted preferred stock) of SAB (collectively, the “SAB Shares”) will be automatically cancelled, extinguished and converted into a number of the Company’s common stock, par value $0.0001 per share (the “Company New Shares”), based on SAB’s equity value; (ii) each outstanding vested and unvested option to purchase SAB Shares will be canceled in exchange for a comparable option to purchase Company New Shares, based on SAB’s equity value; and (iii) each unvested award of restricted SAB Shares will be converted into a comparable right to receive restricted Company Shares, based on SAB’s equity value, in each of the foregoing cases, allocated in the manner described in the Business Combination Agreement. For purposes of the Business Combination Agreement, SAB’s equity value is $300.0 million.

In addition to the foregoing consideration, SAB stockholders shall be entitled to receive, as additional consideration, and without any action on behalf of the Company, Merger Sub, or the Company’s stockholders, additional Company New Shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the fifth anniversary of the Closing (the “Earnout Period”) (A) 3,000,000 Earnout Shares, if the VWAP (as defined in the Business Combination Agreement) of Company Shares is greater than or equal to $15.00 for any twenty (20) Trading Days (as defined in the Business Combination Agreement) within a period of thirty (30) consecutive Trading Days, (B) 3,000,000 Earnout Shares, if the VWAP of Company Shares is greater than or equal to $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, (C) 3,000,000 Earnout Shares, if the VWAP of Company Shares is greater than or equal to $25.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, and (D) 3,000,000 Earnout Shares, if the VWAP of Company Shares is greater than or equal to $30.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days. During the Earnout Period, if New SAB experiences a Change of Control (as defined as defined in the Business Combination Agreement), then any Earnout Shares not already earned and issued to the SAB stockholders shall be deemed earned and the balance of the Earnout Shares shall be issuable by New SAB to the SAB stockholders immediately prior to consummation of such Change of Control transaction.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by the Company’s stockholders and the fulfilment of other customary closing conditions.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of SAB, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of each of SAB and the Company to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others: (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder relating to the Business Combination having been expired or been terminated; (ii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination Agreement being in effect; (iii) the registration statement/proxy statement to be filed by the Company relating to the Business Combination Agreement and the Business Combination becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by Securities and Exchange Commission (the “SEC”) and remaining in effect with respect to the registration statement/proxy statement to be filed by the Company relating to the Business Combination Agreement and the Business Combination, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; (iv) the Company’s initial listing application with Nasdaq in connection with the Business Combination having been approved (subject to notice of issuance) and, immediately following the Effective Time, the Company having satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company having not received any notice of non-compliance therewith that has not been cured, and Company New Voting Shares having been approved for listing on Nasdaq; (v) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of SAB’s stockholders (the “Required SAB Stockholder Vote”) and the Company’s stockholders (the “Required Company Stockholder Vote”); and (vi) after giving effect to the transaction contemplated by the Business Combination Agreement, the Company having net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a5-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon consummation of the Business Combination.

The obligation of the Company to consummate the Business Combination is also subject to the satisfaction or waiver of certain other closing conditions, including, among others: (i) certain employees of SAB having executed and delivered employment agreements to the Company; and (ii) the absence of a SAB Material Adverse Effect (defined in the Business Combination Agreement) since the date of the Business Combination that is continuing. The obligation of SAB to consummate the Business Combination is also subject to the satisfaction or waiver of certain other closing conditions, including, among others, the size and composition of the board of directors post-Business Combination.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, but not limited to, (i) by the mutual written consent of the Company and SAB; (ii) by the Company, subject to certain exceptions, if any of the representations or warranties made by SAB are not true and correct or if SAB fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of the Company, could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) December 15, 2021 (the “Termination Date”); (iii) by SAB, subject to certain exceptions, if any of the representations or warranties made by the Company or Merger Sub are not true and correct or if the Company or Merger Sub fail to perform any of their covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the conditions to the obligations of SAB could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) the Termination Date; (iv) by either the Company or SAB, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either the Company or SAB, if (A) any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; or (B) if the Required Company Stockholder Vote is not obtained; and (vi) by the Company, if SAB does not deliver, or cause to be delivered to the Company, the SAB stockholder written consent or the SAB Stockholder Support Agreements (as defined below) when required under the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability with respect to the other parties to the Business Combination Agreement or any further obligation under the Business Combination Agreement, other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Big Cypress Holdings LLC (“Sponsor”) and certain stockholders of the Company (together with Sponsor the “Sponsor Parties”) entered into a support agreement with the Company and SAB (the “Sponsor Support Agreement”), pursuant to which the Sponsor Parties have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); (ii) vote against any Company Acquisition Proposal (as defined in the Business Combination Agreement) and certain other matters as set forth in the Sponsor Support Agreement; (iii) waive any adjustment to the conversion ratio set forth in the governing documents of the Company (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise); (iv) be bound by certain transfer restrictions with respect to its shares in the Company prior to the closing of the Business Combination; (v) subject 598,580 of their shares in the Company (the “Sponsor Earnout Shares”), to transfer restrictions during the period from and after the Closing until the fifth anniversary of the Closing (the “Sponsor Earnout Period”) to become freely tradeable as follows: (A) twenty five percent (25%) of the Sponsor Earnout Shares, if the VWAP (as defined in the Sponsor Support Agreement) of Company Shares is greater than or equal to $15.00 for any twenty (20) Trading Days (as defined in the Sponsor Support Agreement) within a period of thirty (30) consecutive Trading Days, (B) twenty five percent (25%) of the Sponsor Earnout Shares, if the VWAP of Company Shares is greater than or equal to $20.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, (C) twenty five percent (25%) of the Sponsor Earnout Shares, if the VWAP of Company Shares is greater than or equal to $25.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, and (D) twenty five percent (25%) of the Sponsor Earnout Shares, if the VWAP of Company Shares is greater than or equal to $30.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days. During the Sponsor Earnout Period, if New SAB experiences a Change of Control (as defined as defined in the Business Combination Agreement), then any Sponsor Earnout Shares not already vested and released to the Sponsor Parties shall be deemed vested and the balance of the Earnout Shares shall be released by New SAB to the Sponsor Parties immediately prior to consummation of such Change of Control transaction. The Sponsor Earnout Shares will be forfeited if they do not become freely tradable as described above. The Sponsor Support Agreement will terminate automatically upon the earlier of (a) a written agreement to terminate the Sponsor Support Agreement executed by the Sponsor, the Company and SAB, (b) by written notice by either party to the other party after the date that is thirty (30) days after the Termination Date if the Closing has not occurred by that date, and (c) the termination of the Business Combination in accordance with its terms prior to the Effective Time. Unless the Sponsor Support Agreement is terminated in accordance with the foregoing, the Sponsor Parties agree not to effect a redemption of all or a portion of the Company’s common stock or warrants to purchase shares of the Company’s common stock.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

SAB Stockholder Support Agreements

On June 21, 202, certain stockholders of SAB (collectively, the “SAB Supporting Stockholders”) duly executed and delivered to the Company transaction support agreements (collectively, the “SAB Stockholder Support Agreements”), pursuant to which each SAB Supporting Stockholder agreed to, among other things, support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), not to transfer his, her or its SAB Shares prior to the Closing, and to execute the Registration Rights Agreement (as defined below) prior to Closing. The SAB Stockholder Support Agreements terminate at the earlier of the Effective Time and the date the Business Combination Agreement is terminated in accordance with its terms. In addition, the SAB Stockholder Support Agreement for one stockholder also terminates upon the earlier of (i) the Effective Time, (ii) the Termination Date set forth in the Business Combination Agreement, (iii) the date the Business Combination Agreement is terminated in accordance with its terms, (iv) the occurrence of certain liquidation events of the Company, (v) the time of a modification, amendment or waiver of the Business Combination Agreement without such stockholder’s consent which decreases the form or proportion of the consideration to be paid to such stockholder, (vi) modification of the conditions to the consummation of the transaction which adversely affects in any material respect the stockholder or (vii) modification of the Termination Date set forth in the Business Combination Agreement.

The foregoing description of the SAB Stockholder Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the SAB Stockholder Support Agreements, a form of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at or prior to the Closing, the Company, the Sponsor Parties and certain SAB stockholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and such SAB stockholders (i) will agree not to, subject to certain exceptions set forth therein, effect any sale or distribution of New SAB equity securities held by them during the 180-day lock-up period described therein and (ii) will be granted certain registration rights with respect to their respective shares of common stock of New SAB, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On June 22, 2021, the Company and SAB issued a joint press release announcing that on June 21, 2021, they executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.l and incorporated herein by reference.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used by the Company in connection with the Business Combination.

The Company plans to host a live audio webcast to discuss the Business Combination at 8:00 a.m. Eastern time on June 22, 2021. The live audio webcast can be accessed at https://edge.media-server.com/mmc/p/tzfh6khh.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the Business Combination, the Company intends to file with the SEC and Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. The Company will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that the Company will send to its stockholders in connection with the Business Combination. Investors and security holders of the Company are advised to read, when available, the proxy statement/prospectus in connection with the Company’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website www.sec.gov or by directing a request to: ir@bigcypressaccorp.com.

Participants in the Solicitation

The Company, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination, and such information and names of SAB’s directors and executive officers will also be in the Registration Statement filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and SAB, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SAB. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of the Company or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or SAB; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 21, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of June 21, 2021, by and among Big Cypress Acquisition Corp., Big Cypress Merger Sub, Inc., and SAB Biotherapeutics, Inc.
10.1	Sponsor Support Agreement, dated as of June 21, 2021, by and among Big Cypress Acquisition Corp., certain stockholders of Big Cypress Acquisition Corp., Big Cypress Holdings LLC and SAB Biotherapeutics, Inc.
10.2	Form of SAB Biotherapeutics, Inc. Stockholder Support Agreement
10.3	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release, dated June 21, 2021
99.2	Investor Presentation, dated June, 2021

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Cypress Acquisition Corp.

By:	/s/ Samuel J. Reich
Name:	Samuel J. Reich
Title:	Chief Executive Officer & Chief Financial Officer

Dated: June 22, 2021